EXHIBIT 99.2

THOMSON REUTERS CORPORATION

CONSOLIDATED INCOME STATEMENT

(unaudited)

		Three months ended June 30,		Six months ended June 30,
(millions of U.S. dollars, except per share amounts)	Notes	2017	2016	2017	2016
CONTINUING OPERATIONS
Revenues		2,782	2,769	5,597	5,562
Operating expenses	5	(1,997)	(1,991)	(4,001)	(4,100)
Depreciation		(77)	(80)	(149)	(161)
Amortization of computer software		(168)	(172)	(348)	(341)
Amortization of other identifiable intangible assets		(120)	(132)	(239)	(260)
Other operating (losses) gains, net		(21)	7	(17)	11
Operating profit		399	401	843	711
Finance costs, net:
Net interest expense	6	(95)	(103)	(188)	(196)
Other finance (costs) income	6	(91)	9	(118)	(25)
Income before tax and equity method investments		213	307	537	490
Share of post-tax losses in equity method investments		(7)	(1)	(5)	-
Tax (expense) benefit	7	(5)	(2)	(14)	24
Earnings from continuing operations		201	304	518	514
Earnings from discontinued operations, net of tax	8	5	46	2	108
Net earnings		206	350	520	622
Earnings attributable to:
Common shareholders		192	337	489	599
Non-controlling interests		14	13	31	23

Earnings per share:	9
Basic and diluted earnings per share:
From continuing operations		$0.26	$0.39	$0.67	$0.65
From discontinued operations		0.01	0.06	-	0.14
Basic and diluted earnings per share		$0.27	$0.45	$0.67	$0.79

The related notes form an integral part of these consolidated financial statements.

THOMSON REUTERS CORPORATION

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(unaudited)

		Three months ended June 30,		Six months ended June 30,
(millions of U.S. dollars)	Notes	2017	2016	2017	2016
Net earnings		206	350	520	622

Other comprehensive income (loss):
Items that have been or may be subsequently reclassified to net earnings:
Cash flow hedges adjustments to net earnings	6	(37)	6	(44)	(90)
Cash flow hedges adjustments to equity		22	(20)	31	58
Foreign currency translation adjustments to equity		251	(220)	384	(99)
		236	(234)	371	(131)
Item that will not be reclassified to net earnings:
Remeasurement on defined benefit pension plans		16	(129)	20	(224)
Related tax (expense) benefit on remeasurement on defined benefit pension plans		(6)	32	(11)	70
		10	(97)	9	(154)
Other comprehensive income (loss)		246	(331)	380	(285)
Total comprehensive income		452	19	900	337

Comprehensive income (loss) for the period attributable to:
Common shareholders:
Continuing operations		433	(26)	867	230
Discontinued operations		5	32	2	84
Non-controlling interests		14	13	31	23
Total comprehensive income		452	19	900	337

The related notes form an integral part of these consolidated financial statements.

THOMSON REUTERS CORPORATION

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(unaudited)

		June 30,	December 31,
(millions of U.S. dollars)	Notes	2017	2016
Cash and cash equivalents	10	771	2,368
Trade and other receivables		1,545	1,392
Other financial assets	10	86	188
Prepaid expenses and other current assets		735	686
Current assets		3,137	4,634
Computer hardware and other property, net		877	961
Computer software, net		1,404	1,394
Other identifiable intangible assets, net		5,539	5,655
Goodwill		14,856	14,485
Other financial assets	10	84	135
Other non-current assets	11	565	537
Deferred tax		55	51
Total assets		26,517	27,852
LIABILITIES AND EQUITY
Liabilities
Current indebtedness	10	718	1,111
Payables, accruals and provisions	12	2,027	2,448
Deferred revenue		1,023	901
Other financial liabilities	10	195	102
Current liabilities		3,963	4,562
Long-term indebtedness	10	6,326	6,278
Provisions and other non-current liabilities	13	1,687	2,258
Other financial liabilities	10	315	340
Deferred tax		1,093	1,158
Total liabilities		13,384	14,596
Equity
Capital	14	9,571	9,589
Retained earnings		6,990	7,477
Accumulated other comprehensive loss		(3,922)	(4,293)
Total shareholders’ equity		12,639	12,773
Non-controlling interests		494	483
Total equity		13,133	13,256
Total liabilities and equity		26,517	27,852
Contingencies (note 17)

The related notes form an integral part of these consolidated financial statements.

THOMSON REUTERS CORPORATION

CONSOLIDATED STATEMENT OF CASH FLOW

(unaudited)

		Three months ended June 30,		Six months ended June 30,
(millions of U.S. dollars)	Notes	2017	2016	2017	2016
Cash provided by (used in):
OPERATING ACTIVITIES
Earnings from continuing operations		201	304	518	514
Adjustments for:
Depreciation		77	80	149	161
Amortization of computer software		168	172	348	341
Amortization of other identifiable intangible assets		120	132	239	260
Net gains on disposals of businesses and investments		—	(1)	—	(2)
Deferred tax		(52)	(26)	(73)	(84)
Other	15	274	47	437	225
Pension contributions		—	—	(500)	—
Changes in working capital and other items	15	54	(10)	(603)	(381)
Operating cash flows from continuing operations		842	698	515	1,034
Operating cash flows from discontinued operations		(8)	72	(49)	194
Net cash provided by operating activities		834	770	466	1,228
INVESTING ACTIVITIES
Acquisitions, net of cash acquired	16	(5)	(65)	(183)	(111)
(Payments for) proceeds from disposals of businesses and investments		—	(1)	10	1
Capital expenditures, less proceeds from disposals		(241)	(212)	(454)	(445)
Other investing activities		9	1	15	20
Investing cash flows from continuing operations		(237)	(277)	(612)	(535)
Investing cash flows from discontinued operations		17	(14)	17	(25)
Net cash used in investing activities		(220)	(291)	(595)	(560)
FINANCING ACTIVITIES
Proceeds from debt	10	—	498	—	498
Repayments of debt	10	—	(500)	(550)	(503)
Net (repayments) borrowings under short-term loan facilities	10	(105)	(138)	150	304
Repurchases of common shares	14	(294)	(258)	(578)	(690)
Dividends paid on preference shares		—	—	(1)	(1)
Dividends paid on common shares	14	(241)	(248)	(483)	(497)
Dividends paid to non-controlling interests		(22)	(20)	(31)	(29)
Other financing activities		11	9	16	13
Net cash used in financing activities		(651)	(657)	(1,477)	(905)
Decrease in cash and bank overdrafts		(37)	(178)	(1,606)	(237)
Translation adjustments		3	(5)	5	(1)
Cash and bank overdrafts at beginning of period		800	867	2,367	922
Cash and bank overdrafts at end of period		766	684	766	684
Cash and bank overdrafts at end of period comprised of:
Cash and cash equivalents		771	686	771	686
Bank overdrafts		(5)	(2)	(5)	(2)
		766	684	766	684
Supplemental cash flow information is provided in note 15.
Interest paid		(96)	(93)	(165)	(165)
Income taxes received (paid)	15	6	(48)	(56)	(98)

Interest paid is reflected as an operating cash flow and is net of debt-related hedges.

Income taxes paid and received are reflected as either operating or investing cash flows depending on the nature of the underlying transaction.

The related notes form an integral part of these consolidated financial statements.

THOMSON REUTERS CORPORATION

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(unaudited)

(millions of U.S. dollars)	Stated share capital	Contributed surplus	Total capital	Retained earnings	Unrecognized gain (loss) on cash flow hedges	Foreign currency translation adjustments	Total accumulated other comprehensive loss (“AOCL”)	Shareholders’ equity	Non- controlling interests	Total equity
Balance, December 31, 2016	9,393	196	9,589	7,477	32	(4,325)	(4,293)	12,773	483	13,256
Impact of IFRS 2 amendments (note 1)	-	152	152	-	-	-	-	152	-	152
Balance after IFRS 2 amendments	9,393	348	9,741	7,477	32	(4,325)	(4,293)	12,925	483	13,408
Net earnings	-	-	-	489	-	-	-	489	31	520
Other comprehensive income (loss)	-	-	-	9	(13)	384	371	380	-	380
Total comprehensive income (loss)	-	-	-	498	(13)	384	371	869	31	900
Change in ownership interest of subsidiary	-	-	-	13	-	-	-	13	11	24
Distributions to non- controlling interests	-	-	-	-	-	-	-	-	(31)	(31)
Dividends declared on preference shares	-	-	-	(1)	-	-	-	(1)	-	(1)
Dividends declared on common shares	-	-	-	(500)	-	-	-	(500)	-	(500)
Shares issued under Dividend Reinvestment Plan (“DRIP”)	17	-	17	-	-	-	-	17	-	17
Repurchases of common shares	(177)	-	(177)	(414)	-	-	-	(591)	-	(591)
Pre-defined share repurchase plan	(32)	-	(32)	(83)	-	-	-	(115)	-	(115)
Stock compensation plans	126	(104)	22	-	-	-	-	22	-	22
Balance, June 30, 2017	9,327	244	9,571	6,990	19	(3,941)	(3,922)	12,639	494	13,133

(millions of U.S. dollars)	Stated share capital	Contributed surplus	Total capital	Retained earnings	Unrecognized gain (loss) on cash flow hedges	Foreign currency translation adjustments	AOCL	Shareholders’ equity	Non- controlling interests	Total equity
Balance, December 31, 2015	9,686	166	9,852	6,458	36	(3,733)	(3,697)	12,613	487	13,100
Net earnings	-	-	-	599	-	-	-	599	23	622
Other comprehensive loss	-	-	-	(154)	(32)	(99)	(131)	(285)	-	(285)
Total comprehensive income (loss)	-	-	-	445	(32)	(99)	(131)	314	23	337
Change in ownership interest of subsidiary	-	-	-	5	-	-	-	5	1	6
Distributions to non- controlling interests	-	-	-	-	-	-	-	-	(29)	(29)
Dividends declared on preference shares	-	-	-	(1)	-	-	-	(1)	-	(1)
Dividends declared on common shares	-	-	-	(514)	-	-	-	(514)	-	(514)
Shares issued under DRIP	17	-	17	-	-	-	-	17	-	17
Repurchases of common shares	(176)	-	(176)	(359)	-	-	-	(535)	-	(535)
Pre-defined share repurchase plan	(44)	-	(44)	(96)	-	-	-	(140)	-	(140)
Stock compensation plans	73	(1)	72	-	-	-	-	72	-	72
Balance, June 30, 2016	9,556	165	9,721	5,938	4	(3,832)	(3,828)	11,831	482	12,313

The related notes form an integral part of these consolidated financial statements.

Thomson Reuters Corporation

Notes to Consolidated Financial Statements (unaudited)

(unless otherwise stated, all amounts are in millions of U.S. dollars)

Note 1: Business Description and Basis of Preparation

General business description

Thomson Reuters Corporation (the “Company” or “Thomson Reuters”) is an Ontario, Canada corporation with common shares listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) and Series II preference shares listed on the TSX. The Company is a major source of news and information for professional markets, operating in more than 100 countries.

Basis of preparation

The unaudited consolidated interim financial statements (“interim financial statements”) were prepared using the same accounting policies and methods as those used in the Company’s consolidated financial statements for the year ended December 31, 2016, except as described below. The interim financial statements are in compliance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”). Accordingly, certain information and footnote disclosure normally included in annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), have been omitted or condensed. The preparation of financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements have been set out in note 2 of the Company’s consolidated financial statements for the year ended December 31, 2016. These interim financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2016, which are included in the Company’s 2016 annual report.

The accompanying interim financial statements include all adjustments, composed of normal recurring adjustments, considered necessary by management to fairly state the Company’s results of operations, financial position and cash flows. The operating results for interim periods are not necessarily indicative of results that may be expected for any other interim period or for the full year.

References to “$” are to U.S. dollars and references to “C$” are to Canadian dollars.

Changes in accounting policy

Effective January 1, 2017, the Company prospectively adopted the amendments to IFRS 2, Classification and Measurement of Share-based Payment Transactions. The amendments clarified the accounting for (a) the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments; (b) share-based payment transactions with a net settlement feature for withholding tax obligations; and (c) a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled.

•	Upon adoption on January 1, 2017, the Company reclassified $152 million of withholding tax obligations for share-based payments from liabilities to equity.
•	The Company is no longer applying mark-to-market accounting on share-based payment transactions with a net settlement feature for withholding tax obligations. The impact was not material to the consolidated income statement and had no impact on the consolidated statement of cash flow for the three and six months ended June 30, 2017.

Note 2: Recent Accounting Pronouncements

Certain pronouncements were issued by the IASB or International Financial Reporting Interpretations Committee (“IFRIC”) that are effective for accounting periods beginning on or after January 1, 2017. Many of these updates are not applicable or consequential to the Company and have been excluded from the discussion below.

Pronouncements effective for annual periods beginning January 1, 2018:

IFRS 15	Revenue from Contracts with Customers

IFRS 15 is the culmination of a joint project between the IASB and the Financial Accounting Standards Board, the accounting standard setter in the U.S., to create a single revenue standard. The core principle of IFRS 15 is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The new standard moves away from a revenue recognition model based on an earnings process to an approach that is based on transfer of control of a good or service to a customer. Additionally, the new standard requires disclosures as to the nature, amount, timing and uncertainty of revenues and cash flows arising from contracts with customers. IFRS 15 shall be applied retrospectively to each period presented or retrospectively as a cumulative-effect adjustment as of the date of adoption.

Based on a preliminary assessment, the Company expects that the standard will not have a material impact on revenues. The Company derives the majority of its revenues from selling electronic content and services on a subscription basis. As a result, the majority of its revenue will continue to be recognized ratably over the term of the subscription under IFRS 15. However, under the new standard, the Company will recognize revenue for certain term licenses of intellectual property at the time control is transferred to the customer, rather than over the license term, and will reflect certain contingent payouts as a reduction of revenue, rather than as expense.

The Company is still assessing the impact of IFRS 15 on its operating expenses. Management expects that a larger portion of its commission expenses for sales employees will be deferred, and that a substantial portion of these deferrals will be subject to a longer amortization life under IFRS 15. In 2016, commission expenses were $300 million.

As the Company will continue to evaluate all the potential impacts of the guidance through the adoption date, it considers its current assessment subject to change. Additionally, management is currently identifying applicable changes to its business processes and controls to support recognition and disclosure under the new standard. The Company will provide more information as it becomes available during the year.

IFRS 9	Financial Instruments	IFRS 9 replaces IAS 39 – Financial Instruments: Recognition and Measurement. The new standard addresses classification and measurement, impairment and hedge accounting, and expands financial instrument related disclosures.

Classification and measurement

The new standard requires the classification of financial assets based on business model and cash flow characteristics measured at either (a) amortized cost; (b) fair value through profit or loss; or (c) fair value through other comprehensive income or loss. For financial liabilities, the standard retains most of the IAS 39 requirements, but where the fair value option is taken, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income or loss rather than the income statement.

Impairment

Under the forward looking impairment model, expected credit losses are recognized as soon as a financial asset is originated or purchased, rather than waiting for a trigger event to record a loss.

Hedge accounting

The new standard more closely aligns hedge accounting with an entity’s risk management activities. Specifically, the new standard (a) no longer requires the use of a specific quantitative threshold to determine if the hedging relationship is highly effective in order to qualify for hedge accounting; (b) removes restrictions that prevented some economically rational hedging strategies from qualifying for hedge accounting; and (c) allows purchased options, forwards and non-derivative financial instruments to be hedging instruments in applicable circumstances.

IFRS 9 shall be applied retrospectively to each period presented, subject to the various transition provisions within IFRS 9. The Company does not expect a material impact from the adoption of this standard on its consolidated results, cash flow and financial position. The Company is assessing the impact on its disclosures.

IFRIC 22	Foreign Currency Transactions and Advance Consideration	IFRIC 22 clarifies the exchange rate to be used upon recognition of an asset, liability, expense or income in situations when a related advanced payment is disbursed or received. The Company is assessing the impact of IFRIC 22 on its consolidated financial statements.

Pronouncements effective for annual periods beginning January 1, 2019:

IFRS 16	Leases

IFRS 16 introduces a single accounting model for leases. The standard requires a lessee to recognize right-of-use assets and lease liabilities on the statement of financial position for almost all leases having a term of more than 12 months. The Company is assessing the impact of the new standard on its consolidated financial statements.

IFRIC 23	Uncertainty over Income Tax Treatments

IFRIC 23 adds to the requirements of IAS 12, Income Taxes, by specifying how to reflect the effects of uncertainty in the accounting for income taxes. An uncertainty arises when it is unclear how a tax law applies to a particular transaction, or whether a taxation authority will accept a company’s tax treatment. The Company is assessing the impact of IFRIC 23 on its consolidated financial statements.

Note 3: Segment Information

The Company is organized as three reportable segments reflecting how the businesses are managed: Financial & Risk, Legal and Tax & Accounting. The accounting policies applied by the segments are the same as those applied by the Company. Results from the Reuters News business are excluded from reportable segments as they do not qualify as a component of the Company’s three reportable segments, nor as a separate reportable segment. The reportable segments offer products and services to target markets as described below.

Financial & Risk

The Financial & Risk segment is a provider of critical news, information and analytics, enabling transactions and connecting communities of trading, investment, financial and corporate professionals. Financial & Risk also provides regulatory and operational risk management solutions.

Legal

The Legal segment is a provider of critical online and print information, decision tools, software and services that support legal, investigation, business and government professionals around the world.

Tax & Accounting

The Tax & Accounting segment is a provider of integrated tax compliance and accounting information, software and services for professionals in accounting firms, corporations, law firms and government.

The Company also reports “Corporate & Other”, which includes expenses for corporate functions and the results of the Reuters News business. Neither Corporate & Other nor the Reuters News business qualify as a component of another reportable segment nor as a separate reportable segment.

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
Revenues
Financial & Risk	1,517	1,524	3,019	3,033
Legal	842	846	1,666	1,668
Tax & Accounting	350	324	767	713
Corporate & Other (Reuters News)	74	79	148	154
Eliminations	(1)	(4)	(3)	(6)
Consolidated revenues	2,782	2,769	5,597	5,562

Adjusted EBITDA
Financial & Risk	477	443	940	880
Legal	320	310	627	608
Tax & Accounting	103	82	244	196
Corporate & Other (includes Reuters News)	(62)	(78)	(97)	(179)
Adjusted EBITDA	838	757	1,714	1,505
Fair value adjustments (see note 5)	(53)	21	(118)	(43)
Depreciation	(77)	(80)	(149)	(161)
Amortization of computer software	(168)	(172)	(348)	(341)
Amortization of other identifiable intangible assets	(120)	(132)	(239)	(260)
Other operating (losses) gains, net	(21)	7	(17)	11
Consolidated operating profit	399	401	843	711
Net interest expense	(95)	(103)	(188)	(196)
Other finance (costs) income	(91)	9	(118)	(25)
Share of post-tax losses in equity method investments	(7)	(1)	(5)	-
Tax (expense) benefit	(5)	(2)	(14)	24
Earnings from continuing operations	201	304	518	514

In accordance with IFRS 8, Operating Segments, the Company discloses certain information about its reportable segments based upon measures used by management in assessing the performance of those reportable segments. These measures are defined below and may not be comparable to similar measures of other companies.

In 2017, management changed the profitability measure that it uses to assess the performance of its reportable segments from segment operating profit, which it no longer uses, to adjusted EBITDA. These profitability measures are the same, except that adjusted EBITDA excludes depreciation of fixed assets and amortization of computer software. Management uses a number of measures to assess the performance of its segments internally. Adjusted EBITDA is reported externally, as it represents the internal profitability measure most closely aligned with the measurement of the consolidated income statement.

Adjusted EBITDA

•	Adjusted EBITDA represents earnings from continuing operations before tax expense or benefit, net interest expense, other finance costs or income, depreciation, amortization of software and other identifiable intangible assets, the Company’s share of post-tax earnings or losses in equity method investments, other operating gains and losses, certain asset impairment charges, fair value adjustments and corporate related items.
•	The Company does not consider these excluded items to be controllable operating activities for purposes of assessing the current performance of the reportable segments.
•	Each segment includes an allocation of costs for centralized support services such as technology, editorial, real estate and certain global transaction processing functions that are based on usage or other applicable measures.

Note 4: Seasonality

The Company’s revenues and operating profit on a consolidated basis do not tend to be significantly impacted by seasonality as it records a large portion of its revenues ratably over a contract term and its costs are generally incurred evenly throughout the year. However, the Company’s performance from quarter to consecutive quarter can be impacted by transactions revenues as well as by the release of certain print-based offerings, which tend to be concentrated at the end of the year. As a consequence, the results of certain of the Company’s segments can be impacted by seasonality to a greater extent than its consolidated results.

Note 5: Operating Expenses

The components of operating expenses include the following:

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
Salaries, commissions and allowances	982	1,024	1,964	2,063
Share-based payments	21	23	45	51
Post-employment benefits	62	59	124	125
Total staff costs	1,065	1,106	2,133	2,239
Goods and services(1)	487	499	991	1,009
Data	210	215	408	424
Telecommunications	88	101	178	202
Real estate	94	91	173	183
Fair value adjustments(2)	53	(21)	118	43
Total operating expenses	1,997	1,991	4,001	4,100

(1)	Goods and services include professional fees, consulting and outsourcing services, contractors, selling and marketing, and other general and administrative costs.

(2)	Fair value adjustments primarily represent mark-to-market impacts on embedded derivatives. In 2016, fair value adjustments also included the mark-to-market impacts on certain share-based awards. Refer to note 1 regarding the adoption of IFRS 2 amendments in 2017.

Note 6: Finance Costs, Net

The components of finance costs, net, include interest expense (income) and other finance costs (income) as follows:

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
Interest expense:
Debt	81	85	162	168
Derivative financial instruments - hedging activities	2	2	4	3
Other, net	5	4	10	2
Fair value (gains) losses on financial instruments:
Cash flow hedges, transfer from equity	(37)	6	(44)	(90)
Net foreign exchange losses (gains) on debt	37	(6)	44	90
Net interest expense - debt and other	88	91	176	173
Net interest expense - pension and other post-employment benefit plans	8	13	16	26
Interest income	(1)	(1)	(4)	(3)
Net interest expense	95	103	188	196

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
Net losses (gains) due to changes in foreign currency exchange rates	73	(20)	93	(16)
Net losses on derivative instruments	18	11	25	41
Other finance costs (income)	91	(9)	118	25

Net losses (gains) due to changes in foreign currency exchange rates

Net losses (gains) due to changes in foreign currency exchange rates were principally comprised of amounts related to certain intercompany funding arrangements.

Net losses on derivative instruments

Net losses on derivative instruments were principally comprised of amounts relating to foreign exchange contracts.

Note 7: Taxation

Tax expense (benefit) was $5 million and $2 million for the three months ended June 30, 2017 and 2016, respectively, and $14 million and $(24) million for the six months ended June 30, 2017 and 2016, respectively. The tax expense (benefit) in each period reflected the mix of taxing jurisdictions in which pre-tax profits and losses were recognized. Because the geographical mix of pre-tax profits and losses in interim periods may be different from that for the full year, tax expense or benefit in interim periods is not necessarily indicative of tax expense for the full year.

Note 8: Discontinued Operations

Discontinued operations includes the results of the Company’s former Intellectual Property & Science business, which was sold in October 2016. The 2017 period includes residual expenses that were borne by the Company following the closing of the Intellectual Property & Science sale, as well as the refinement of earlier estimates related to the sale.

Earnings from discontinued operations are summarized as follows:

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
Revenues	-	239	-	471
Expenses	(1)	(163)	(5)	(345)
(Loss) earnings from discontinued operations before income tax	(1)	76	(5)	126
Tax (expense) benefit on earnings from discontinued operations(1)	-	(30)	1	(18)
(Loss) earnings from discontinued operations after income tax	(1)	46	(4)	108
Gain on sale of discontinued operations	6	-	6	-
Earnings from discontinued operations, net of tax	5	46	2	108

(1)	Includes a $(3) million and $16 million tax (expense) benefit in the three and six months ended June 30, 2016, respectively, that reflected changes in the Company’s estimate of the net deferred tax asset it expected to realize in connection with the sale of its Intellectual Property & Science business.

Note 9: Earnings Per Share

Basic earnings per share was calculated by dividing earnings attributable to common shareholders less dividends declared on preference shares by the sum of the weighted-average number of common shares outstanding and vested deferred share units (“DSUs”) outstanding during the period. DSUs represent common shares that certain employees have elected to receive in the future upon vesting of share-based compensation awards or in lieu of cash compensation.

Diluted earnings per share was calculated using the denominator of the basic calculation described above adjusted to include the potentially dilutive effect of outstanding stock options and time-based restricted share units (“TRSUs”).

Earnings used in determining consolidated earnings per share and earnings per share from continuing operations are as follows:

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
Earnings attributable to common shareholders	192	337	489	599
Less: Dividends declared on preference shares	-	-	(1)	(1)
Earnings used in consolidated earnings per share	192	337	488	598
Less: Earnings from discontinued operations, net of tax	(5)	(46)	(2)	(108)
Earnings used in earnings per share from continuing operations	187	291	486	490

The weighted-average number of common shares outstanding, as well as a reconciliation of the weighted-average number of common shares outstanding used in the basic earnings per share computation to the weighted-average number of common shares outstanding used in the diluted earnings per share computation, is presented below:

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
Weighted-average number of common shares outstanding	720,301,646	750,957,952	723,395,550	755,534,541
Weighted-average number of vested DSUs	708,311	640,809	692,636	628,726
Basic	721,009,957	751,598,761	724,088,186	756,163,267
Effect of stock options and TRSUs	1,494,152	1,751,456	1,321,292	1,632,177
Diluted	722,504,109	753,350,217	725,409,478	757,795,444

Note 10: Financial Instruments

Financial assets and liabilities

Financial assets and liabilities in the consolidated statement of financial position were as follows:

June 30, 2017	Cash, Trade and Other Receivables	Assets/ (Liabilities) at Fair Value through Earnings	Derivatives Used for Hedging	Available for Sale	Other Financial Liabilities	Total
Cash and cash equivalents	771	-	-	-	-	771
Trade and other receivables	1,545	-	-	-	-	1,545
Other financial assets - current	42	44	-	-	-	86
Other financial assets - non-current	53	4	-	27	-	84
Current indebtedness	-	-	-	-	(718)	(718)
Trade payables (see note 12)	-	-	-	-	(255)	(255)
Accruals (see note 12)	-	-	-	-	(1,241)	(1,241)
Other financial liabilities - current(1)	-	(37)	-	-	(158)	(195)
Long-term indebtedness	-	-	-	-	(6,326)	(6,326)
Other financial liabilities - non current	-	(19)	(295)	-	(1)	(315)
Total	2,411	(8)	(295)	27	(8,699)	(6,564)

(1)	Includes a commitment to repurchase up to $115 million of shares related to the Company’s pre-defined plan with its broker to repurchase the Company’s shares during its internal trading blackout period. See note 14.

December 31, 2016	Cash, Trade and Other Receivables	Assets/ (Liabilities) at Fair Value through Earnings	Derivatives Used for Hedging	Available for Sale	Other Financial Liabilities	Total
Cash and cash equivalents	2,368	-	-	-	-	2,368
Trade and other receivables	1,392	-	-	-	-	1,392
Other financial assets - current	67	121	-	-	-	188
Other financial assets - non-current	53	47	-	35	-	135
Current indebtedness	-	-	-	-	(1,111)	(1,111)
Trade payables (see note 12)	-	-	-	-	(311)	(311)
Accruals (see note 12)	-	-	-	-	(1,517)	(1,517)
Other financial liabilities - current	-	(34)	-	-	(68)	(102)
Long-term indebtedness	-	-	-	-	(6,278)	(6,278)
Other financial liabilities - non current	-	(12)	(327)	-	(1)	(340)
Total	3,880	122	(327)	35	(9,286)	(5,576)

Cash and cash equivalents

Of total cash and cash equivalents, $126 million and $112 million at June 30, 2017 and December 31, 2016, respectively, were held in subsidiaries which have regulatory restrictions, contractual restrictions or operate in countries where exchange controls and other legal restrictions apply and were therefore not available for general use by the Company.

Debt-related activity

The following table provides information regarding notes that the Company issued and repaid in the six months ended June 30, 2017 and 2016:

MONTH/YEAR	TRANSACTION	PRINCIPAL AMOUNT (IN MILLIONS)
Notes issued
May 2016	3.35% Notes, due 2026	US$500
Notes repaid
February 2017	1.30% Notes, due 2017	US$550
May 2016	0.875% Notes, due 2016	US$500

The February 2017 notes were repaid principally from cash on hand, which included a portion of the proceeds from the sale of the Intellectual Property & Science business. The Company used the net proceeds of its May 2016 debt issuance to repay the notes which matured that same month.

Under its commercial paper programs, the Company may issue up to $2.0 billion of notes. At June 30, 2017, current indebtedness included $150 million of outstanding commercial paper within the consolidated statement of financial position.

The Company has a $2.4 billion credit facility agreement which matures in November 2021. The facility may be utilized to provide liquidity for general corporate purposes (including support for its commercial paper programs). There were no borrowings under the credit facility during the six months ended June 30, 2017.

Fair Value

The fair values of cash, trade and other receivables, trade payables and accruals approximate their carrying amounts because of the short-term maturity of these instruments. The fair value of long-term debt and related derivative instruments is set forth below.

Debt and Related Derivative Instruments

Carrying Amounts

Amounts recorded in the consolidated statement of financial position are referred to as “carrying amounts”. The carrying amounts of primary debt are reflected in “Long-term indebtedness” and “Current indebtedness” and the carrying amounts of derivative instruments are included in “Other financial assets” and “Other financial liabilities”, both current and non-current in the consolidated statement of financial position, as appropriate.

Fair Value

The fair value of debt is estimated based on either quoted market prices for similar issues or current rates offered to the Company for debt of the same maturity. The fair value of interest rate swaps are estimated based upon discounted cash flows using applicable current market rates and taking into account non-performance risk.

The following is a summary of debt and related derivative instruments that hedge the cash flows of the debt:

	Carrying Amount		Fair Value
June 30, 2017	Primary Debt Instruments	Derivative Instruments Liability	Primary Debt Instruments	Derivative Instruments Liability
Bank and other	15	-	18	-
Commercial paper	150	-	150	-
C$500, 3.369% Notes, due 2019	384	88	395	88
C$750, 4.35% Notes, due 2020	575	150	617	150
C$550, 3.309% Notes, due 2021	422	57	440	57
$550, 1.65% Notes, due 2017	550	-	550	-
$1,000, 6.50% Notes, due 2018	999	-	1,047	-
$500, 4.70% Notes, due 2019	499	-	526	-
$350, 3.95% Notes, due 2021	348	-	365	-
$600, 4.30% Notes, due 2023	595	-	637	-
$450, 3.85% Notes, due 2024	446	-	467	-
$500, 3.35% Notes, due 2026	495	-	499	-
$350, 4.50% Notes, due 2043	341	-	351	-
$350, 5.65% Notes, due 2043	341	-	406	-
$400, 5.50% Debentures, due 2035	394	-	445	-
$500, 5.85% Debentures, due 2040	490	-	585	-
Total	7,044	295	7,498	295
Current portion	718	-
Long-term portion	6,326	295

	Carrying Amount		Fair Value
December 31, 2016	Primary Debt Instruments	Derivative Instruments Liability	Primary Debt Instruments	Derivative Instruments Liability
Bank and other	9	-	13	-
C$500, 3.369% Notes, due 2019	372	99	386	99
C$750, 4.35% Notes, due 2020	557	163	601	163
C$550, 3.309% Notes, due 2021	408	65	426	65
$550, 1.30% Notes, due 2017	549	-	550	-
$550, 1.65% Notes, due 2017	549	-	550	-
$1,000, 6.50% Notes, due 2018	998	-	1,067	-
$500, 4.70% Notes, due 2019	499	-	528	-
$350, 3.95% Notes, due 2021	348	-	361	-
$600, 4.30% Notes, due 2023	595	-	625	-
$450, 3.85% Notes, due 2024	446	-	454	-
$500, 3.35% Notes, due 2026	494	-	481	-
$350, 4.50% Notes, due 2043	341	-	325	-
$350, 5.65% Notes, due 2043	341	-	378	-
$400, 5.50% Debentures, due 2035	394	-	424	-
$500, 5.85% Debentures, due 2040	489	-	544	-
Total	7,389	327	7,713	327
Current portion	1,111	-
Long-term portion	6,278	327

Fair value estimation

The following fair value measurement hierarchy is used for financial instruments that are measured in the consolidated statement of financial position at fair value:

•	Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;
•	Level 2 – inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices); and
•	Level 3 – inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

The levels used to determine fair value measurements for those instruments carried at fair value in the consolidated statement of financial position are as follows:

June 30, 2017				Total
Assets	Level 1	Level 2	Level 3	Balance
Embedded derivatives(1)	-	42	-	42
Forward exchange contracts(2)	-	6	-	6
Financial assets at fair value through earnings	-	48	-	48
Available for sale investments(3)	6	21	-	27
Total assets	6	69	-	75

Liabilities
Embedded derivatives(1)	-	(40)	-	(40)
Forward exchange contracts(2)	-	(15)	-	(15)
Contingent consideration(4)	-	-	(1)	(1)
Financial liabilities at fair value through earnings	-	(55)	(1)	(56)
Derivatives used for hedging(5)	-	(295)	-	(295)
Total liabilities	-	(350)	(1)	(351)

December 31, 2016				Total
Assets	Level 1	Level 2	Level 3	Balance
Embedded derivatives(1)	-	140	-	140
Forward exchange contracts(2)	-	28	-	28
Financial assets at fair value through earnings	-	168	-	168
Available for sale investments(3)	7	28	-	35
Total assets	7	196	-	203

Liabilities
Embedded derivatives(1)	-	(24)	-	(24)
Forward exchange contracts(2)	-	(20)	-	(20)
Contingent consideration(4)	-	-	(2)	(2)
Financial liabilities at fair value through earnings	-	(44)	(2)	(46)
Derivatives used for hedging(5)	-	(327)	-	(327)
Total liabilities	-	(371)	(2)	(373)

(1)	Largely related to U.S. dollar pricing of customer agreements by subsidiaries outside of the U.S.

(2)	Used to manage foreign exchange risk on cash flows excluding indebtedness.

(3)	Investments in entities over which the Company does not have control, joint control or significant influence.

(4)	Obligations to pay additional consideration for prior acquisitions, based upon performance measures contractually agreed at the time of purchase.

(5)	Comprised of fixed-to-fixed cross-currency swaps on indebtedness.

The Company recognizes transfers into and out of the fair value measurement hierarchy levels at the end of the reporting period in which the event or change in circumstances that caused the transfer occurred. There were no transfers between hierarchy levels for the six months ended June 30, 2017.

Valuation Techniques

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2. If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

Specific valuation techniques used to value financial instruments include:

•	quoted market prices or dealer quotes for similar instruments;
•	the fair value of cross-currency interest rate swaps and forward foreign exchange contracts is calculated as the present value of the estimated future cash flows based on observable yield curves; and
•	the fair value of contingent consideration is calculated based on estimates of future revenue performance.

Note 11: Other Non-Current Assets

	June 30,	December 31,
	2017	2016
Net defined benefit plan surpluses	22	18
Cash surrender value of life insurance policies	296	288
Equity method investments	172	163
Other non-current assets	75	68
Total other non-current assets	565	537

Note 12: Payables, Accruals and Provisions

	June 30,	December 31,
	2017	2016
Trade payables	255	311
Accruals	1,241	1,517
Provisions	178	273
Other current liabilities	353	347
Total payables, accruals and provisions	2,027	2,448

Note 13: Provisions and Other Non-Current Liabilities

	June 30,	December 31,
	2017	2016
Net defined benefit plan obligations(1)	947	1,417
Deferred compensation and employee incentives	152	235
Provisions	113	140
Uncertain tax positions	316	298
Other non-current liabilities	159	168
Total provisions and other non-current liabilities	1,687	2,258

(1)	In 2017, the Company contributed $500 million to its Thomson Reuters Group Pension Plan.

Note 14: Capital

Share repurchases

The Company may buy back shares (and subsequently cancel them) from time to time as part of its capital strategy. In May 2017, the Company renewed its normal course issuer bid (“NCIB”) for an additional 12 months. Under the renewed NCIB, the Company may repurchase up to 36 million common shares between May 30, 2017 and May 29, 2018 in open market transactions on the TSX, the NYSE and/or other exchanges and alternative trading systems, if eligible, or by such other means as may be permitted by the TSX and/or NYSE or under applicable law, including private agreement purchases if the Company receives an issuer bid exemption order from applicable securities regulatory authorities in Canada for such purchases. In the six months ended June 30, 2017, the Company privately repurchased 6.0 million common shares (2016 - 3.0 million common shares) at a discount to the then-prevailing market price.

Details of share repurchases were as follows:

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
Share repurchases (millions of U.S. dollars)	294	258	578	690
Shares repurchased (millions)	6.7	6.3	13.5	18.0
Share repurchases - average price per share	$43.73	$40.51	$42.70	$38.23

Decisions regarding any future repurchases will depend on factors such as market conditions, share price, and other opportunities to invest capital for growth. The Company may elect to suspend or discontinue its share repurchases at any time, in accordance with applicable laws. From time to time when the Company does not possess material nonpublic information about itself or its securities, it may enter into a pre-defined plan with its broker to allow for the repurchase of shares at times when the Company ordinarily would not be active in the market due to its own internal trading blackout periods, insider trading rules or otherwise. Any such plans entered into with the Company’s broker will be adopted in accordance with applicable Canadian securities laws and the requirements of Rule 10b5-1 under the U.S. Securities Exchange Act of 1934, as amended. The Company entered into such a plan with its broker on June 30, 2017. As a result, the Company recorded a $115 million liability in “Other financial liabilities” within current liabilities at June 30, 2017 with a corresponding amount recorded in equity in the consolidated statement of financial position.

Dividends

Dividends on common shares are declared in U.S. dollars. In the consolidated statement of cash flow, dividends paid on common shares are shown net of amounts reinvested in the Company under its dividend reinvestment plan. Details of dividends declared per share and dividends paid on common shares are as follows:

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
Dividends declared per common share	$0.345	$0.34	$0.69	$0.68

Dividends declared	249	256	500	514
Dividends reinvested	(8)	(8)	(17)	(17)
Dividends paid	241	248	483	497

Note 15: Supplemental Cash Flow Information

Details of “Other” in the consolidated statement of cash flow are as follows:

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
Non-cash employee benefit charges	63	74	127	150
Fair value adjustments	53	(21)	118	43
Net losses (gains) on foreign exchange and derivative financial instruments	93	(11)	120	21
Other	65	5	72	11
	274	47	437	225

Details of “Changes in working capital and other items” are as follows:

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
Trade and other receivables	47	(25)	(110)	(13)
Prepaid expenses and other current assets	3	(28)	(38)	(60)
Other financial assets	9	4	37	31
Payables, accruals and provisions	(39)	88	(440)	(192)
Deferred revenue	25	5	53	(3)
Other financial liabilities	(4)	(14)	(45)	(42)
Income taxes	38	(15)	(1)	(35)
Other(1)	(25)	(25)	(59)	(67)
	54	(10)	(603)	(381)

(1)	Includes $(16) million (2016 - $(18) million) and $(47) million (2016 - $(51) million) related to employee benefit plans for the three and six months ended June 30, 2017 and 2016, respectively.

Details of income taxes received (paid) are as follows:

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
Operating activities – continuing operations	(11)	(41)	(73)	(89)
Operating activities – discontinued operations	-	(7)	-	(9)
Investing activities – discontinued operations	17	-	17	-
Total income taxes received (paid)	6	(48)	(56)	(98)

Note 16: Acquisitions

Acquisitions primarily comprise the purchase of businesses that are integrated into existing operations to broaden the Company’s range of offerings to customers as well as its presence in global markets.

Acquisition activity

The number of acquisitions completed, and the related total consideration, were as follows:

	Three months ended June 30,		Six months ended June 30,
Number of transactions	2017	2016	2017	2016
Businesses acquired	-	2	3	4
Investments in businesses	1	1	1	2
	1	3	4	6

	Three months ended June 30,		Six months ended June 30,
Total consideration	2017	2016	2017	2016
Businesses acquired	-	65	213	110
Less: Cash acquired	-	-	(7)	-
Businesses acquired, net of cash	-	65	206	110
Investments in businesses	5	-	5	1
	5	65	211	111
Consideration comprised of:
Cash consideration	5	65	183	111
Non-cash consideration(1)	-	-	28	-
	5	65	211	111

(1)	Represents future services that the Company will provide to the seller, which was recorded in “Deferred revenue” within the consolidated statement of financial position.

The following provides a brief description of a certain acquisition completed during the six months ended June 30, 2017:

Date	Company	Acquiring Segment	Description
January 2017	REDI	Financial & Risk	A provider of a cross-asset trade execution management system for financial professionals.

Purchase price allocation

Each business combination has been accounted for using the acquisition method. The results of acquired businesses are included in the consolidated financial statements from the dates of acquisition. Purchase price allocations related to certain acquisitions may be subject to adjustment pending completion of final valuations.

The details of net assets acquired were as follows:

	Three months ended June 30,		Six months ended June 30,
	2017(1)	2016(1)	2017	2016
Cash and cash equivalents	-	-	7	-
Trade receivables	-	9	9	11
Prepaid expenses and other current assets	-	2	5	3
Current assets	-	11	21	14
Computer hardware and other property	-	-	6	-
Computer software	-	8	25	20
Other identifiable intangible assets	(1)	27	72	35
Deferred tax	-	-	15	-
Total assets	(1)	46	139	69
Current indebtedness	-	-	(1)	-
Payables and accruals	(2)	(2)	(25)	(4)
Deferred revenue	(1)	(9)	(5)	(10)
Current liabilities	(3)	(11)	(31)	(14)
Deferred tax	-	(2)	-	(2)
Total liabilities	(3)	(13)	(31)	(16)
Net assets acquired	(4)	33	108	53
Goodwill	4	32	105	57
Total	-	65	213	110

(1)	The three months ended June 30, 2017 and 2016 include valuation adjustments for acquisitions that closed in the first quarter of the year.

The excess of the purchase price over the net tangible and identifiable intangible assets acquired and assumed liabilities was recorded as goodwill and reflects synergies and the value of the acquired workforce. The majority of goodwill for acquisitions completed in 2017 and 2016 is not expected to be deductible for tax purposes.

Acquisition transactions were completed by acquiring all equity interests or the net assets of the acquired business.

Other

The revenues and operating profit of acquired businesses since the date of acquisition were not material to the Company’s results of operations.

Note 17: Contingencies

Lawsuits and legal claims

The Company is engaged in various legal proceedings, claims, audits and investigations that have arisen in the ordinary course of business. These matters include, but are not limited to, employment matters, commercial matters, defamation claims and intellectual property infringement claims. The outcome of all of the matters against the Company is subject to future resolution, including the uncertainties of litigation. Based on information currently known to the Company and after consultation with outside legal counsel, management believes that the ultimate resolution of any such matters, individually or in the aggregate, will not have a material adverse impact on the Company’s financial condition taken as a whole.

Uncertain tax positions

The Company is subject to taxation in numerous jurisdictions and is routinely under audit by many different taxing authorities in the ordinary course of business. There are many transactions and calculations during the course of business for which the ultimate tax determination is uncertain, as taxing authorities may challenge some of the Company’s positions and propose adjustments or changes to its tax filings.

As a result, the Company maintains provisions for uncertain tax positions that it believes appropriately reflect its risk. These provisions are made using the Company’s best estimates of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of each reporting period and adjusts them based on changing facts and circumstances. Due to the uncertainty associated with tax audits, it is possible that at some future date, liabilities resulting from such audits or related litigation could vary significantly from the Company’s provisions. However, based on currently enacted legislation, information currently known by the Company and after consultation with outside tax advisors, management believes that the ultimate resolution of any such matters, individually or in the aggregate, will not have a material adverse impact on the Company’s financial condition taken as a whole.

In June 2016, certain U.S. subsidiaries received a statutory notice of deficiency from the Internal Revenue Service (IRS) for the 2010 and 2011 tax years. In the notice, the IRS claims that the taxable income of these subsidiaries should be increased by an amount that creates an aggregate potential additional income tax liability of approximately $250 million for the period, including interest. The IRS claim relates to the Company’s intercompany transfer pricing practices. The Company plans to pursue all available administrative and judicial remedies necessary to resolve the matter. To that end, the Company filed a petition in U.S. Tax Court in September 2016. Management believes the Company will prevail in this dispute.

Note 18: Related Party Transactions

As of June 30, 2017, Woodbridge beneficially owned approximately 63% of the Company’s shares.

There were no new significant related party transactions during the six months ended June 30, 2017. Refer to “Related party transactions” disclosed in note 29 of the Company’s consolidated financial statements for the year ended December 31, 2016, which are included in the Company’s 2016 annual report, for information regarding related party transactions.